AM 3/14/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 0 1 2002 354

02019902

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53128

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HiNet Securities, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 Palisade Avenue
(No. and Street)

Englewood Cliffs (City) — New Jersey (State) — 07632 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yong-Ok Park — (201) 503-9600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leonard Rosen & Company, P.C.
(Name — if individual, state last, first, middle name)

15 Maiden Lane, Suite 903 (Address) — New York, (City) — NY (State) — 10038 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/26

OATH OR AFFIRMATION

I, Yong-Ok Park, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HiNet Securities, LLC., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Yongok Park
Signature

Executive Vice President
Title

Karen W. Murphy
KAREN W. MURPHY
Notary Public, New Jersey
My C...

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(212) 227-1115
FAX: (212) 267-0988

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT AUDITOR'S REPORT

The Member
HiNet Securities, LLC.

We have audited the accompanying statement of financial condition of HiNet Securities, LLC. as of December 31, 2001 and the related statements of income, changes in Limited Liability Company Capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HiNet Securities, LLC. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leonard Rosen & Company, P.C.

New York, New York
February 14, 2002

HINET SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash and Cash Equivalents	$	49,492
Receivable From Clearing Broker		348,710
Fixed Assets At Cost Net of Related Allowance For Depreciation Of $ 26,401		150,296
Other Assets		39,884
	$	588,382

LIABILITIES AND LIMITED LIABILITY COMPANY CAPITAL

Liabilities:

Accounts Payable and Accrued Expenses	$	17,878
Deferred Rent Payable		28,668
Payable To Managing Member		69,844
		116,390
Limited Liability Company Capital		471,992
	$	588,382

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

HINET SECURITIES, LLC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

Income:		
	Commissions	$ 42,462
	Interest and Other	10,163
	Trading Income (Loss)	(55,852)
		(3,227)
Expenses:		
	Officer's Compensation	140,000
	Employee Compensation	30,327
	Payroll Taxes	13,030
	Clearance Charges	12,359
	Insurance	19,903
	Communications	29,161
	Rent	59,289
	Professional Fees	17,281
	Depreciation	26,401
	Commissions	11,057
	Other Expenses	32,989
		391,797
Net Income (Loss)		$ (395,024)

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

HINET SECURITIES, LLC.

STATEMENT OF CHANGES IN LIMITED LIABILITY COMPANY CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2001

Balance - Beginning of Year	$ 111,036
Capital Contributed	755,980
Net Income (Loss)	(395,024)
Balances - End of Year	$ 471,992

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

HINET SECURITIES, LLC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:	
Net Income (Loss)	$ (395,024)
Non Cash Items Included In Net Income:	
Depreciation	26,401
Adjustments To Reconcile Net Income to Cash From (Used In) Operating Activities:	
(Increase) Decrease In Assets:	
Receivable From Clearing Broker	(348,710)
Other Assets	(19,470)
Increase (Decrease) In Liabilities:	
Accounts Payable and Accrued Expenses	17,878
Payable To Managing Member	69,844
Deferred Rent Payable	28,668
Net Cash From (Used In) Operating Activities	(620,413)
Cash (Used) in Investing Activities:	
Fixed Asset Additions	(104,508)
Cash From Financing Activities:	
Additional Capital Contributions	755,980
Net Increase (Decrease) in Cash	31,059
Cash and Cash Equivalents - Beginning of Year	18,433
Cash and Cash Equivalents - End of Year	$ 49,492

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for:	
Interest	$ 0
Taxes	$ 0

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

HINET SECURITIES, LLC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2001

Balance - Beginning of Year	$	0
Additions or Withdrawals		0
Balance - End of Year	$	0

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

HINET SECURITIES, LLC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. Nature of Business

HiNet Securities, LLC. (the "Company") is a Delaware limited liability company conducting business as a broker/dealer in securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and , accordingly, is exempt from remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

B. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

3. Fixed Assets

Fixed Assets are presented at cost and are being depreciated over an estimated useful life of five years. At December 31, 2001 they consisted of the following:

	Cost	Allowance for Depreciation
Furniture and Fixtures	$ 22,889	$ 2,289
Office Equipment	66,493	6,649
Leasehold Improvements	87,315	17,463
	$176,697	$26,401

4. Receivable from Clearing Broker

The Company has entered into an agreement with a clearing broker wherein all trades will be introduced on a fully disclosed basis for a split of the commissions charged. The Company has agreed to maintain a deposit of $ 350,000 with the clearing broker. If the Company terminates the agreement it will owe the clearing broker the greater of $ 25,000 or the highest total monthly clearing charges incurred during any previous month. Effective January 15, 2002, the amount to

be maintained on deposit was reduced to $275,000. The termination fee was also changed to be equal to the average of the three highest total monthly clearing charges incurred during the term of the agreement.

5. Commitments and Contingencies

The Company leases its premises under the terms of an agreement which provides for an annual rental approximating $ 6,800 per month with annual increases of approximately 5.8%. The lease agreement also provides for escalations for electric, fuel and real estate taxes. A security deposit of $ 20,414 was made. The term of the lease expires on May 31, 2006. The aggregate minimum commitment is $412,913.

6. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2001, the Company's net capital of $ 256,812 was $ 156,812 in excess of its required net capital of $ 100,000. The Company's capital ratio was 45.3%.

HINET SECURITIES, LLC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1

December 31, 2001

NET CAPITAL COMPUTATION

Limited Liability Company Capital		$ 471,992
Non-Current Assets:		
Receivable From Clearing Broker	$ 25,000	
Other Assets	39,884	
Fixed Assets	150,296	215,180
Total Capital Before Charges		256,812
Charges To Net Capital		-0-
Net Capital		256,812
Minimum Net Capital Requirements Greater of 6 2/3% of Aggregate Indebtedness or $ 100,000		100,000
Capital In Excess of All Requirements		$ 156,812

Capital Ratio (Maximum Allowance 1,500%)

(*) Aggregate Indebtedness / Divided By Net Capital = 116,390 / 256,812 = 45.3%

(*) Aggregate Indebtedness:

Accounts Payable and Accrued Expenses	$ 17,878
Deferred Rent Payable	28,668
Payable To Managing Member	69,844
	$ 116,390

* NO MATERIAL DIFFERENCES EXISTED BETWEEN THE ABOVE NET CAPITAL COMPUTATION AND THE BROKER/DEALER'S CORRESPONDING UNAUDITED PART IIA.

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

(212) 227-1115
FAX: (212) 267-0988

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N. Y. 10038

The Member
HiNet Securities, LLC.

Gentlemen:

In planning and performing our audit of the financial statements of HiNet Securities, LLC. for the period ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by HiNet Securities, LLC. that we considered relevant to the objectives stated in Rule 15a-5 (g) (i) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (II) ; (2) in complying with the exemptive provisions of Rule 15c-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, (2) the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, we noted no matters involving the internal control structure, including procedures determining compliance with the exemption provision of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31 2001 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of HiNet Securities, LLC. to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Leonard Rosen + Company, P.C.

New York, New York
February 14, 2002

(212) 227-1115
FAX: (212) 267-0988

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
354
WASH. D.C. SECTION

INDEPENDENT AUDITOR'S REPORT

The Member
HiNet Securities, LLC.

We have audited the accompanying statement of financial condition of HiNet Securities, LLC. as of December 31, 2001 and the related statements of income, changes in Limited Liability Company Capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HiNet Securities, LLC. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leonard Rosen + Company, P.C.

New York, New York
February 14, 2002

HINET SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash and Cash Equivalents	$	49,492
Receivable From Clearing Broker		348,710
Fixed Assets At Cost Net of Related Allowance For Depreciation Of $ 26,401		150,296
Other Assets		39,884
	$	588,382

LIABILITIES AND LIMITED LIABILITY COMPANY CAPITAL

Liabilities:

Accounts Payable and Accrued Expenses	$	17,878
Deferred Rent Payable		28,668
Payable To Managing Member		69,844
		116,390
Limited Liability Company Capital		471,992
	$	588,382

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

HINET SECURITIES, LLC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. Nature of Business

HiNet Securities, LLC. (the "Company") is a Delaware limited liability company conducting business as a broker/dealer in securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and , accordingly, is exempt from remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

B. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

3. Fixed Assets

Fixed Assets are presented at cost and are being depreciated over an estimated useful life of five years. At December 31, 2001 they consisted of the following:

	Cost	Allowance for Depreciation
Furniture and Fixtures	$ 22,889	$ 2,289
Office Equipment	66,493	6,649
Leasehold Improvements	87,315	17,463
	$176,697	$26,401

4. Receivable from Clearing Broker

The Company has entered into an agreement with a clearing broker wherein all trades will be introduced on a fully disclosed basis for a split of the commissions charged. The Company has agreed to maintain a deposit of $ 350,000 with the clearing broker. If the Company terminates the agreement it will owe the clearing broker the greater of $ 25,000 or the highest total monthly clearing charges incurred during any previous month. Effective January 15, 2002, the amount to

be maintained on deposit was reduced to $275,000. The termination fee was also changed to be equal to the average of the three highest total monthly clearing charges incurred during the term of the agreement.

5. Commitments and Contingencies

The Company leases its premises under the terms of an agreement which provides for an annual rental approximating $ 6,800 per month with annual increases of approximately 5.8%. The lease agreement also provides for escalations for electric, fuel and real estate taxes. A security deposit of $ 20,414 was made. The term of the lease expires on May 31, 2006. The aggregate minimum commitment is $412,913.

6. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2001, the Company's net capital of $ 256,812 was $ 156,812 in excess of its required net capital of $ 100,000. The Company's capital ratio was 45.3%.

HINET SECURITIES, LLC.

February 26, 2002

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2002
WASH, D.C.
354

Re: Annual Report

Gentlemen:

Enclosed please find a Certified Annual Audit Report as of December 31, 2001and an Independent Auditor's Report.

If you have any questions, please feel free to call me at 201-503-0314.

Very truly yours,

Yong-Ok Park

Yong-Ok Park
EVP/ COO

Enclosures: 1. A Certified Annual Audit Report - 2 Copies
2. Independent Auditor's Report – 2 Copies